December 19, 2014

VIA EMAIL

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Nascent Biotech Inc. Registration Statement on Form 10-12(g) Filed October 28, 2014 File No. 000-55299

Dear Mr. Riedler:

In response to your letter of November 24, 2014 regarding the above-referenced issuer, Nascent Biotech, Inc. (the "Company"), please be advised that the Company is in the process of responding to the Staff’s comments in that letter.  As a follow-up to our conversation yesterday afternoon, please be advised that the Company anticipates filing its response to the comment letter and its amended Form 10 after the first of the year, due to the upcoming holidays.

Please contact me with any questions.

Sincerely, MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

/CJM

28494 Westinghouse Place, Suite 305| Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com